NEWS RELEASE

ELD No. 09-25

TSX: ELD   NYSE:EGO

October 28, 2009

Sino Gold Lodges Scheme Booklet

VANCOUVER - BC - Eldorado Gold Corporation (“Eldorado” or the “Company”) is pleased to provide an update on the progress of its proposed combination with Sino Gold Mining Limited (“Sino Gold”) through schemes of arrangement under Australian law (the “Transaction”).  On August 26, 2009, Sino Gold and Eldorado announced that they had signed a scheme implementation deed, under which Eldorado proposed to acquire all of the Sino Gold shares that it did not already own.

A Scheme Booklet, which sets out information to assist Sino Gold security holders in their voting decision regarding the proposed Transaction with Eldorado, has been registered by the Australian Securities and Investments Commission (“ASIC”) and filed with the Australian Securities Exchange (the “ASX”).  On October 28, 2009 the Federal Court of Australia approved the convening of meetings of the Sino Gold shareholders and the Sino Gold option holders on December 2, 2009 to consider the Transaction.  Sino Gold has advised that a copy of the Scheme Booklet has been filed on Sino Gold’s SEDAR profile and may be reviewed for further information regarding the Transaction, including pro-forma financial statements and reserve and resource estimates for the combined companies.

The Board of Directors of both companies have given their strong and unanimous support of the Transaction.  Sino Gold Directors have confirmed that they intend to vote all of their Sino Gold securities in favor of the combination, in the absence of a superior proposal.

Eldorado has received approval from the Australian Foreign Investment Review Board and conditional listing approval from the Toronto Stock Exchange and the New York Stock Exchange for the shares to be issued pursuant to the schemes.  In addition, the Company will shortly file an application with the ASX for the admission of Eldorado to the official list of the ASX and the approval for official quotation of Chess Depository Interests (“CDI’s”), each representing an interest in one common share of Eldorado, on the ASX in respect of the new Eldorado Shares to be issued as consideration under the schemes.

 “The business combination with Sino Gold enables Eldorado to realize its vision of establishing itself as the unequivocal leader among international gold producers in China and builds on its production forecast to an aggregate of 535,000 to 550,000 ounces from 4 mines in 2009.’”  stated Paul Wright, President & CEO of Eldorado.  “Our production forecast is targeted to grow to 850,000 ounces by 2011 with estimated proven and probable reserves of 12.7 million ounces from 18.8 million ounces of measured and indicated resources, and 5.3 million ounces of additional inferred resources.  A strong financial position and cash flow will underpin development of a project pipeline designed to add growth opportunities and provide the ability for Eldorado to continue to deliver value to shareholders through proven, operations-focused management.”

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE:EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

 Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Cautionary Notes:

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Eldorado, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold, anticipated costs and expenditures and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: the completion of the Transaction being subject to the satisfaction of certain conditions, including obtaining Sino Gold shareholder approval, court approval, and other regulatory approvals; the number of shares issued is subject to certain adjustments, including conversions of options and warrants; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; ability to complete acquisitions; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note about Production Forecasts and Estimates

Readers are cautioned that the production forecasts are subject to a variety of factors that are likely to cause actual results to vary from the Company’s estimates, and such variations may be material.  Forward-looking information generally involves risks and uncertainties as described above which are, in many instances beyond Eldorado’s control, including: (i) global economic conditions; (ii) pricing and cost factors; (iii) unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or business over time; and (vi) unfavourable regulatory developments, that could cause actual events and results to vary significantly from those included in or contemplated by such statements.  The production forecast reflects certain assumptions by the Company and Sino Gold, which assumptions may differ with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation, a continuation of existing business operations on substantially the same basis as currently exists all of which assumptions are difficult to predict and many of which are beyond the Company and Sino Gold’s control.  Accordingly, there can be no assurance that the forecast is indicative of the Company’s future performance or that actual results would not differ materially from those in the forecast.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this document are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2009 and technical reports filed under the Company’s name at www.sedar.com.

Eldorado’s disclosure of mineral reserve and mineral resource information is governed by NI 43-101.  Sino Gold’s disclosure of mineral reserve and mineral resource information is based on the reporting requirements of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004 Edition (“JORC Code”).  CIM definitions of the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are substantially similar to the JORC Code corresponding definitions of the terms “ore reserve,” proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, respectively.

Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the CIM definitions applicable under NI 43-101.

The information on Sino Gold’s reserve and resources has been provided by Sino Gold.  For further information, see Sino Gold’s public disclosure, which disclosure does not form part of this release.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this release concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain mineral resource and reserve numbers pertaining to Sino Gold have been prepared in accordance with the JORC Code. While the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are required pursuant to the JORC Code, the SEC does not recognize such terms.  JORC standards differ significantly from the requirements of the SEC, and mineral resource information prepared in accordance with the JORC Code is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC.

Cautionary Note Regarding Sino Gold Information

Information on Sino Gold was provided by Sino Gold  or derived from Sino Gold’s public disclosure.  For further information on Sino Gold, including additional information regarding its mineral resources and reserves, readers are directed to Sino Gold’s public disclosure, which disclosure does not form part of this news release.  Eldorado is not responsible for and has not verified the accuracy or completeness of any information contained in Sino Gold’s public disclosure.